UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

GeoMet, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37250U102

(CUSIP Number)

Bryan H. Lawrence

Yorktown Energy Partners IV, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Jeffrey A. Zlotky

Thompson & Knight LLP

1700 Pacific Avenue, Suite 3300

Dallas, Texas 75201

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

YORKTOWN ENERGY PARTNERS IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

N/A
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

16,202,696
(8) Shared Voting Power

0
(9) Sole Dispositive Power

16,202,696
(10) Shared Dispositive Power

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

16,202,696
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)

42.1% (1)
(14)	Type of Reporting Person (See Instructions)

PN

(1)	Based on 38,527,841 shares of the Issuer’s common stock issued and outstanding as of August 1, 2006, as set forth in the Issuer’s Amendment No. 6 to Form S-1 filed with the SEC on July 27, 2006.

Item 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock (the “Common Stock”) of GeoMet, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 909 Fannin, Suite 3208, Houston, Texas 77010.

Item 2. IDENTITY AND BACKGROUND.

(a) This statement is filed by Yorktown Energy Partners IV, L.P., a Delaware limited partnership (“Yorktown IV”). The partnership agreement with respect to Yorktown IV provides that the management, operation and investment policy (which includes the right to vote or power to direct the disposition of securities) of Yorktown IV shall be vested exclusively in its general partner, Yorktown IV Company LLC, a Delaware limited liability company (“Yorktown IV Company” and together with Yorktown IV, the “Yorktown Reporting Persons”).

(b) The principal business address of Yorktown IV and Yorktown IV Company is 410 Park Avenue, 19th Floor, New York, New York 10022.

(c) The principal business of Yorktown IV is investments. The principal business of Yorktown IV Company is being the general partner of Yorktown IV. Information regarding the executive officers, directors or other control persons of the Yorktown Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

(d) None of the Yorktown Reporting Persons or the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Yorktown Reporting Persons or the persons identified on Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the persons identified on Schedule 1 are citizens of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Yorktown IV was issued the Common Stock as part of the initial formation of the Issuer prior to the Issuer’s initial public offering. Yorktown IV purchased the Common Stock with working capital and partnership funds.

Item 4. PURPOSE OF TRANSACTION.

Yorktown IV holds the Common Stock for investment purposes. Yorktown IV, through its nominee on the Board of Directors of the Issuer, intends to actively participate in the business and management of the Issuer.

Yorktown IV intends to monitor and evaluate its investment in the Issuer in light of pertinent factors, including market conditions, the Issuer’s performance and prospects, the trading price of the Common Stock, conditions in the Issuer’s industry and general economic conditions. Yorktown IV may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of all or a portion of the Common Stock that it may hereafter acquire provided that such purchases and sales are otherwise made in compliance with the terms and conditions of any agreements between the Issuer and Yorktown IV.

Except as set forth above, Yorktown IV has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Yorktown IV beneficially owns 16,202,696 shares of Common Stock, representing 42.1% of the Issuer’s issued and outstanding shares of Common Stock. Yorktown IV Company may, as the sole general partner of Yorktown IV, be deemed to be the beneficial owner of all 16,202,696 shares of Common Stock beneficially owned by Yorktown IV. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 38,527,841 shares of Common Stock issued and outstanding as of August 1, 2006.

(b) Through Yorktown IV Company, its general partner, Yorktown IV has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 16,202,696 shares of Common Stock. As the sole general partner of Yorktown IV, Yorktown IV Company has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 16,202,696 shares of Common Stock.

(c) Except as otherwise described herein or in any exhibit filed hereunder, none of the Yorktown Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as otherwise described herein, no person other than the Yorktown Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2006

YORKTOWN ENERGY PARTNERS IV, L.P.

By:	Yorktown IV Company LLC

	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Member

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF YORKTOWN REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Yorktown Reporting Persons are set forth below:

Name and Business Address	Capacity in which Serves Yorktown IV Company	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Member	Portfolio Manager and Principal of Yorktown IV	410 Park Avenue 19th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Member	Portfolio Manager and Principal of Yorktown IV	410 Park Avenue 19th Floor New York, New York 10022

Tomas R. LaCosta 410 Park Avenue 19th Floor New York, New York 10022	Member	Portfolio Manager and Principal of Yorktown IV	410 Park Avenue 19th Floor New York, New York 10022

W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Member	Portfolio Manager and Principal of Yorktown IV	410 Park Avenue 19th Floor New York, New York 10022

Robert A. Signorino 410 Park Avenue 19th Floor New York, New York 10022	Member	Portfolio Manager and Principal of Yorktown IV	410 Park Avenue 19th Floor New York, New York 10022